SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DDR Corp.

(Name of Subject Company (Issuer))

DDR Corp.

(Name of Filing Persons (issuer))

1.75% Convertible Senior Notes due 2040

(Title of Class of Securities)

251591AX1

(CUSIP Number of Class of Securities)

David J. Oakes

President and Chief Executive Officer

DDR Corp.

3300 Enterprise Parkway

Beachwood, Ohio 44122

(216) 755-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Solecki

Kimberly J. Pustulka

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Phone: (216) 586-3939

Fax: (216) 579-0212

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$350,000,000	$35,245.00

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.75% Convertible Senior Notes due 2040, as described herein, is $1,000 per $1,000 principal amount outstanding. As of October 6, 2015, there was $350,000,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $350,000,000.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,245.00	Filing Party: DDR Corp.
Form or Registration No.: Schedule TO	Date Filed: October 6, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Statement

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on October 6, 2015 with the Securities and Exchange Commission by DDR Corp., an Ohio Corporation (the “Company”), with respect to the Company’s offer (the “Offer”) to repurchase its 1.75% Convertible Senior Notes due 2040 (the “Notes”) pursuant to the terms and conditions of the indenture governing the Notes, the Company Notice dated October 6, 2015 and the related offer materials filed as Exhibits (a)(1)(B) and (C) to the Schedule TO (collectively, the “Offer Materials”). This Amendment No. 1 constitutes the final amendment to the Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer expired at 5:00 p.m., New York City time, on November 10, 2015 (the “Expiration Date”). Based on final information provided to the Company by U.S. Bank National Association, as trustee, $577,000 aggregate principal amount of the Notes (the “Surrendered Notes”) were validly surrendered for repurchase pursuant to the Offer and not validly withdrawn at the Expiration Date. Accordingly, the Company accepted the Surrendered Notes for repurchase and will repurchase the Surrendered Notes in accordance with the Offer Materials.

Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2015

DDR CORP.

By:	/s/ Christa A. Vesy
Christa A. Vesy Executive Vice President and Chief Accounting Officer

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